United States Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13D/A
Final Amendment

Farnsworth Bancorp, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

31163N10700
(CUSIP Number)

Charles Alessi, CFO, 789 Farnsworth Ave., Bordentown N.J. 08505
Tel. 609 298 0723
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 8, 2003
(Date of Event which Requires Filing of this Statement)